**UNITED STATES DISTRICT COURT**
**EASTERN DISTRICT OF PENNSYLVANIA**

| | |
|---|---|
| STEVEN CURD and REBEL CURD, Derivatively on Behalf of SEI INTERNATIONAL EQUITY FUND, SEI HIGH YIELD BOND FUND, SEI TAX-MANAGED LARGE CAP FUND, SEI TAX-MANAGED SMALL/MID CAP FUND, and SEI INTERMEDIATE-TERM MUNICIPAL FUND,<br><br>             Plaintiffs,<br><br>   v.<br><br>SEI INVESTMENTS MANAGEMENT CORPORATION, and SEI INVESTMENTS GLOBAL FUNDS SERVICES,<br><br>             Defendants. | Case No. 2:13-cv-07219-TJS |

## STIPULATION OF DISMISSAL WITH PREJUDICE

Pursuant to Rule 41(a)(1)(A)(ii) of the Federal Rules of Civil Procedure, plaintiffs Steven Curd and Rebel Curd and defendants SEI Investments Management Corporation and SEI Investments Global Funds Services hereby stipulate to the dismissal with prejudice of all claims asserted in this action.  Each side will bear its own costs.

Dated: November 21, 2016

| | |
|---|---|
| */s/ Stephen J. Oddo* | */s/ Michael S. Doluisio* |
| Brian J. Robbins | |
|    brobbins@robbinsarroyo.com | Steven B. Feirson (PA I.D. No. 21357) |
| Stephen J. Oddo |    steven.feirson@dechert.com |
|    soddo@robbinsarroyo.com | Michael S. Doluisio (PA I.D. No. 75060) |
| Jenny L. Dixon |    michael.doluisio@dechert.com |
|    jdixon@robbinsarroyo.com | DECHERT LLP |
| Michael J. Nicoud | Cira Centre |
|    mnicoud@robbinsarroyo.com | 2929 Arch Street |

David W. Uris
    duris@robbinsarroyo.com
ROBBINS ARROYO LLP
600 B Street, Suite 1900
San Diego, CA 92101
Telephone:    (619) 525-3990
Facsimile:    (619) 525-3991

Richard A. Maniskas (PA I.D. No. 85942)
    rmaniskas@rmclasslaw.com
RYAN & MANISKAS, LLP
995 Old Eagle School Road, Suite 311

Wayne, PA 19087
Telephone:    (484) 588-5516
Facsimile:    (484) 450-2582

*Attorneys for Plaintiffs*

Philadelphia, PA 19104-2808
Telephone:    (215) 994-2489
Facsimile:    (215) 655-2489

*Attorneys for Defendants*

## CERTIFICATE OF SERVICE

I hereby certify that on this, the 21st day of November 2016, the foregoing Stipulation of Dismissal with Prejudice was electronically filed using the CM/ECF system and notice was given to all parties through the CM/ECF system.

/s/ Michael S. Doluisio
Steven B. Feirson (PA I.D. No. 21357)
   steven.feirson@dechert.com
Michael S. Doluisio (PA I.D. No. 75060)
   michael.doluisio@dechert.com
DECHERT LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Telephone:    (215) 994-2489
Facsimile:    (215) 655-2489

*Attorneys for Defendants*

Dated:  November 21, 2016